Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Ceridian HCM Holding Inc.:

We consent to the use of our report dated March 14, 2018, except as to the third paragraph of Note 2, as to which the date is April 12, 2018, and except as to the retrospective adjustments for the distribution of the LifeWorks business described in Note 3, as to which the date is October 12, 2018, with respect to the consolidated balance sheets of Ceridian HCM Holding Inc. and its subsidiaries as of December 31, 2017 and 2016 and related consolidated statements of operations, comprehensive income (loss), stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2017 incorporated by reference herein.

/s/ KPMG LLP

Minneapolis, Minnesota

November 28, 2018